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December 19, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: James Lopez, Taylor Beech, and Jennifer Lopez Molina

Re:	Ace Global Business Acquisition Limited Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed December 15, 2022 CIK No. 0001844389

Dear Mr. Lopez, Ms. Beech, and Ms. Molina:

On behalf of our client, Ace Global Business Acquisition Limited (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the oral comment received on December 19, 2022 (the “Oral Comment”) regarding the Company’s revised Preliminary Proxy Statement on Schedule 14A filed on December 15, 2022 (the “Amendment No. 1”). In response to the Oral Comment, the Company will add the following risk factors to the end of the “Risks related to Potential Application of the Investment Company Act” section of the definitive proxy statement:

If we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds and for which we would not have sufficient time to comply with prior to the expiration of its time to complete a business combination. As a result, if we were deemed to be an investment company, we would expect to abandon its efforts to complete an initial business combination and instead to liquidate and dissolve. If we are required to liquidate and dissolve, our investors would lose the opportunity to invest in a target company and would not be able to realize the benefits of owning shares in the post-business combination company, including the potential appreciation of our share price following such a transaction. In addition, in the event of our liquidation and dissolution, our warrants would expire worthless.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Eugene Wong